Mail Stop 6010

Alan W. Schoenbart
Chief Financial Officer
Ortec International, Inc.
3960 Broadway
New York, NY 10032

     Re: Ortec International, Inc.
               Amendments No. 2 and 3 to Form SB-2
               Filed December 21 and 26, 2007
               File No. 333-146142

Dear Mr. Schoenbart:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Unless otherwise indicated, our references to prior comments refer to our December 6, 2007 letter.

Executive Compensation, page 29

1.   Please update your compensation disclosure to also include information for your last completed fiscal year: the year ended December 31, 2007.

Selling Stockholders, page 37

2.   Please update your responses to comments 1 and 2 of our October 12, 2007 letter to you to reflect the current shares being offered.

3.   Given your response to comment 1, it appears that Lonza, rather than Cambrex, owns and is offering the securities for resale. However, your table on page 38

continues to disclose Cambrex as the selling stockholder. Please revise as appropriate.

4. We note your response to prior comment 2. However, if you wish to include the entities as selling stockholders, you must provide all required disclosure, including the beneficial owners of the shares held in the name of the entities. See the Division of Corporation Finance's *Manual of Publicly Available Telephone Interpretations* section I.60 available on our web site. Therefore, we reissue the comment.

5. After you obtain and disclose the information requested by the immediately preceding comment, please tell us about any relationships between the selling shareholders. Also, please provide us:

- the aggregate amount to be offered by each group of related selling shareholders;

- the aggregate amount of shares registered for resale for each group of related selling stockholders in prior registration statements; and

- if any group of related selling stockholders has sold all of shares registered for resale in prior registration statements, the date of the last sale by that group.

6. Please tell us where you have disclosed note 19 to the selling stockholders' table, as referenced in your response to comment 2.

7. We note your response letter dated December 21, 2007, regarding the number of shares outstanding held by non-affiliates. In light of your disclosure in note 17 to the selling stockholders' table, please explain to us why you have excluded from this calculation the outstanding shares held by HBL Hadasit.

8. We note your response to comment 3 states that no single selling stockholder and no group of selling stockholders under common control will be offering in excess of 10% of the outstanding shares of Ortec common stock held by non-affiliates. Please tell us how this representation is consistent with your disclosure regarding the total number of shares to be offered by Cipher and its two principals referenced in note 18. Also, given your lack of familiarity with many of entities offering shares, as noted in your response to comment 2, please tell us the basis for the representation concerning the amount offered by groups of selling stockholders.

9.   We note your response to comment 3; however, that comment was not based
        solely on the number of shares to be offered by each selling stockholder. Please
        expand to discuss any relationships between the issuer and the selling
        stockholders. Your response should address at least the following:

        •   whether any selling stockholders are affiliates of the issuer, including
            those with which members of your board are currently associated;

        •   how and when the securities to be resold by such affiliates were acquired;
            and

        •   whether any affiliated selling stockholders are in the business of buying
            and selling securities.

10.   We note that your selling securityholders include broker-dealers and affiliates of
        broker-dealers. A selling securityholder who is a broker-dealer must be identified
        in the prospectus as an underwriter. In addition, a selling securityholder who is an
        affiliate of a broker-dealer must be identified in the prospectus as an underwriter
        unless that selling securityholder is able to make the following representations in
        the prospectus:

        •   the selling securityholder purchased the shares being registered for resale
            in the ordinary course of business, and

        •   at the time of the purchase, the selling securityholder had no agreements
            or understandings, directly or indirectly, with any person to distribute the
            securities.

        Please revise as appropriate.

11.   Please note that it is generally inconsistent with Section 5 of the Securities Act to
        amend the terms of an unregistered offering while the related securities are the
        subject of a resale registration statement. Please tell us whether the revisions to
        the selling stockholders' table reflect amendments to your unregistered offerings
        to the selling stockholders. For example, we note that the currently disclosed pre-
        offering ownership of Paul Royalty fund differs from the ownership described on
        page 6 of your letter to us dated November 21, 2007.

12.   We will continue to evaluate your response to comment 3 after you respond to the
        other comments in this letter.

Signatures

13.   Please include the second paragraph of text required on the Signatures page, and
        date all signatures.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with
any questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc(via facsimile): Gabriel Kaszovitz, Esq.